UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

50 Liverpool Street,

London, EC2M 7PY, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 4, 2026, Maria Magdalena Gonzalez resigned as Chief Financial Officer and a member of the board of directors (the “Board of Directors”) of RedCloud Holdings plc (the “Company”), effective March 9, 2026. Ms. Gonzalez’s resignation is due to personal reasons and not due to any disagreement or dispute with the Company or the Board of Directors.

In connection with Ms. Gonzalez’s resignation, the Board of Directors met and agreed to appoint Raju Datla, who has served as our Chief Strategy Officer since October 2025, as the Company’s Chief Financial Officer effective March 10, 2026.

Mr. Datla has more than twenty years of experience in corporate finance, capital markets and strategic transactions within the technology and infrastructure sectors. Mr. Datla has served as the Company’s Chief Strategy Officer since October 2025. Prior to joining the Company, Mr. Datla held senior finance and strategy roles at several technology and digital infrastructure companies between December 2012 and July 2025, where his responsibilities included financial planning, capital markets activities, corporate development and investor relations. From July 2007 to June 2012, Mr. Datla served as Vice President in the Technology, Media and Telecommunications investment banking group at Deutsche Bank, where he advised corporate clients on mergers and acquisitions, equity and debt financings and other strategic transactions. Mr. Datla received a Master of Business Administration from Columbia Business School, a Master of Science in Computer Information Systems from St. Mary’s University, and a Bachelor of Engineering in Electronics and Communication Engineering from Bangalore University.

In connection with Mr. Datla’s appointment, the Company and Mr. Datla entered into a service agreement pursuant to which Mr. Datla will receive $425,000 per annum and shall be eligible to receive an annual performance bonus up to 100% of his annual salary, as determined by the Board of Directors, based on capital raising performance measures, and equity-based compensation awards in line with the Company’s equity incentive plan. The Company will also provide coverage for Mr. Datla’s medical insurance premiums.

There are no family relationships between Mr. Datla and any director or executive officer of the Company, and the Company has not entered into any transactions with Mr. Datla that are reportable pursuant to Item 404(a) of Regulation S-K. Except as described above, there are no arrangements or understandings between Mr. Datla and any other persons pursuant to which he was appointed as Chief Financial Officer. The Company will enter into an indemnification agreement with Mr. Datla, which will be in substantially the same form as that entered into with the other executive officers of the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: March 10, 2026

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